SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

March 23, 2010

VIA EDGAR AND OVERNIGHT

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ML BlueTrend Futures Access LLC (the “Registrant”) Registration Statement on Form 10 Amendment No. 2 to Registration Statement on Form 10 Filed December 16, 2009 File No. 000-53794

Dear Ms. Gowetski:

We thank you for your comment letter of January 8, 2010 relating to the Registrant’s Amendment No. 2 to Registration on Form 10 filed on December 16, 2009.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 3 as filed today via EDGAR.  For your convenience, the comments included in your January 8, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.	We note that you did not mark all changes effected in this registration statement by the amendment. In future amendments, please clearly and precisely mark all changes.

The Registrant has filed a marked copy of the registration statement in connection with this amendment and also will do so for future amendments.

2.
We have reviewed your response to comment 4 in our letter dated October 27, 2009 that you do not believe that different fees and minimum investments are sufficient differences to make them four separate classes under Section 12(g) of the Exchange Act.  Please include similar disclosure in your Form 10.

The Form 10 has been amended to include this disclosure.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Jennifer Gowetski
March 23, 2010

Item 6: Executive Compensation, page 26

3.
We have reviewed your response to comment 30 in our letter dated October 27, 2009 and we reissue the comment in its entirety.  Please disclose the various fees paid as of December 31, 2008 to the Sponsor, Trading Advisor and other service providers in this section.

For the reasons stated in our response to Comment 30 of your letter dated October 27, 2009, we do not believe that disclosure of expenses paid to third-party service providers is within the scope of the requirements of Regulation S-K 402 and Item (e) of Regulation S-K 407.  The only payments that even arguably come within the scope of these requirements are those made to service providers affiliated with the Sponsor.  The Registrant has revised the Item 6 disclosure to describe such payments.

Itm 15.  Financial Statements and Exhibits, page 30

4.
We note your response to comment 37 in our letter dated October 27, 2009 and the added disclosure related to the period ended September 30, 2009.  However, the audited financial information as of and for the fiscal year ended December 31, 2008 has been eliminated.  Please revise to include such information.

The Form 10 has been amended to include the audited financial statements, which were inadvertently omitted from the previous filing.

5.
The audit opinion included in the original Form 10-12G submission as of and for the date from commencement of operations, September 1, 2008 through December 31, 2008 stated that the audit was conducted in accordance with auditing standards generally accepted in the United States of America as opposed to the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Please tell us whether such audit was conducted in accordance with the standards of the PCAOB and if so, amend your filing to include an audit opinion stating such.

An audit opinion conforming with PCAOB standards has been included with this amendment No. 3 to the Form 10.

Item 4: Controls and Procedures, page F-25

6.
Please consider whether the omission of the financial statements as of and for the period from inception through December 31, 2008 impacts managements’ conclusions regarding the company’s disclosure controls and procedures as of September 30, 2009.

Ms. Jennifer Gowetski
March 23, 2010

MLAI’s management has reviewed the conclusions regarding the company’s disclosure controls and procedures and does not believe that the inadvertent error of omitting the financial statements, which were previously filed and therefore available to the public, affects its conclusions.

Very truly yours,

Mark Borrelli

cc:  Barbra E. Kocsis